November 25, 2019

John C. Power
Chief Executive Officer
Athena Silver Corporation
2010 Harbison Drive, #312
Vacaville, CA 95687

       Re: Athena Silver Corporation
           Form 10-K for the Year Ended December 31, 2018
           Filed March 29, 2019
           File No. 000-51808

Dear Mr. Power:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing